Exhibit 99.2

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF EPSIUM ENTERPRISE LIMITED (THE “COMPANY”) FOR THE EXTRAORDINARY GENERAL MEETING OF THE SHAREHOLDEERS OF THE COMPANY TO BE HELD ON AUGUST 22, 2025 at 10:00 A.M. (EASTERN TIME) I/We1 of being a member/members of the Company and the holder/holders of (number and class of Shares) appoint as my/our proxy2 of or in his/her absence3 of at the extraordinary general meeting of the Company (the “EGM”) to be held at Alameda Dr. Carlos D’assumpcao Edf., China Civil Plaza 235-243, 14 Andar P, Macau on August 22, 2025 at 10:00 a.m. (Eastern Time) and at any adjournment of that meeting. Capitalized terms not otherwise defined here shall have the meanings given to them in the Company’s current amended and restated memorandum and articles of association. This proxy when properly executed will be voted in the manner directed herein by the undersigned shareholder. If no such direction is made and the chairman of the EGM is appointed as proxy, this proxy will be voted in accordance with the Board of Director’s recommendations. Please indicate your voting preference by ticking, or inserting in the number of shares to be voted for or against or to abstain, the boxes below in respect of each resolution. If NO instructions is given, your proxy will be voted FOR each of the proposals to be considered at the Meeting. If any other matter properly comes before the EGM, or any adjournment or postponement thereof, which may properly be acted upon, unless otherwise indicated, your proxy will vote in accordance with the Board of Director’s recommendations. Any alteration made to this form of proxy must be initialed by the person(s) who sign(s) it. 1 Full name(s) and address(es) (as appearing in the Company’s register of members) to be typed or inserted in block letters. In the case of joint holdings, the names of all holders (as appearing in the Company’s register of members) must be inserted. 2 Insert name and address of the desired proxy in the spaces provided. If you wish to appoint the chairperson of the meeting, write “The chairperson” without inserting an address. If the proxy form is returned and no person is named as your desired proxy, then the chairperson of the meeting will be deemed to have been appointed. 3 If desired, insert name and address of an alternate proxy, should the initial appointee be unable to attend the meeting.

DETACH PROXY CARD HERE Mark, sign, date and return this proxy card promptly using the enclo sed envelope. The Board of Directors Recommends you vote FOR the following proposals: Votes must be indicated (x) in Black or Blue ink. FOR AGAINST ABSTAIN PROPOSAL NO. 1: It is resolved, as a Resolution of Members that: (a) all 800,000,000 ordinary shares of par value US$0.00002 each in the Company, including all of the currently issued ordinary shares and the unissued ordinary shares in the Company, be and are re-designated and re-classified into 800,000,000 class A ordinary shares of par value US$0.00002 each (the “Class A Ordinary Shares”) on a one for one basis, where the rights of the Class A Ordinary Shares shall be the same as the existing ordinary shares; and 100,000,000 authorised but unissued preferred shares of par value US$0.00002 each in the Company (the “Preferred Shares”) be and are re-designated and re-classified into 100,000,000 class B ordinary shares of par value US$0.00002 each (the “Class B Ordinary Shares”) with 20 votes per share on a one for one basis (collectively, the “Re-designation and Re-classification of Shares”) such that following the Re-designation and Reclassification of Shares, the Company is authorized to issue a maximum of 1,000,000,000 Shares of par value US$0.00002 each divided into (i) 800,000,000 Class A ordinary shares of par value US$0.00002 each (“Class A Ordinary Shares”) (ii) 100,000,000 Class B Ordinary Shares of par value US$0.00002 each (“Class B Ordinary Shares”) and (iii) 100,000,000 Preferred Shares of par value US$0.00002 each (“Preferred Shares”); and (b) the Class B Ordinary Shares shall have such rights, preferences, and privileges as set forth in the Second Amended and Restated Memorandum and Articles of Association of the Company as set forth in Annex A to the notice of the extraordinary general meeting of the Company to be held on August 22, 2025 and the Class B Ordinary Shares will be convertible, at the option of the holder thereof, into the number of fully paid and non-assessable Class A Ordinary Shares on a one-for-one basis. ☐ ☐ ☐

PROPOSAL NO. 2: It is resolved, as a Resolution of Members that subject to the passing of Resolution 1: (a) Clause 5.2 of the existing Amended and Restated Memorandum of Association of the Company be deleted in its entirety and replaced with the following new Clause 5.2 of the memorandum of association of the Company: “5.2 The Company is authorized to issue a maximum of 1,000,000,000 Shares of par value US$0.00002 each divided into (i) 800,000,000 Class A ordinary shares of par value US$0.00002 each (“Class A Ordinary Shares”) (ii) 100,000,000 Class B Ordinary Shares of par value US$0.00002 each (“Class B Ordinary Shares”) and (iii) 100,000,000 Preferred Shares of par value US$0.00002 each (“Preferred Shares”).”; and (b) the existing Amended and Restated Memorandum and Articles of Association of the Company (the “Current M&A”) be amended and restated by the deletion of the Current M&A in their entirety and their substitution in their place of the Second Amended and Restated Memorandum and Articles of Association of the Company in the form as set forth in Annex A to the notice of the extraordinary general meeting of the Company to be held on August 22, 2025 (the Amended M&A). PROPOSAL NO. 3: It is resolved, as a Resolution of Members that subject to the passing of Resolutions 1 and 2 and immediately after the Re-designation and Reclassification of Shares and the adoption of the Amended M&A taking effect, 10,800,000 Class A Ordinary Shares held by Son I Tam be repurchased out of the proceeds of the fresh issuance of 10,800,000 Class B Ordinary Shares to Son I Tam made for the purposes of the repurchase, and such issuance of 10,800,000 Class B Ordinary Shares to Son I Tam made for the purposes of the repurchase be and is hereby approved.

PROXY VOTING INSTRUCTIONS TO VOTE ONLINE: www.Transhare.com click on Vote Your Proxy Enter Your Control Number: TO VOTE BY EMAIL: Please email your signed proxy card to Proxy@Transhare.com TO VOTE BY FAX: Please fax this proxy card to 1.727. 269.5616 TO VOTE BY MAIL: Please sign, date and mail to Proxy Team Transhare Corporation 17755 US Highway 19 N Suite 140 Clearwater FL 33764 IMPORTANT: You have the option of voting your shares electronically through the Internet or by fax, eliminating the need to return the proxy card. Your electronic or facsimile vote authorizes the named proxies to vote your shares in the same manner as if you marked, signed, dated and returned the proxy card. Votes submitted electronically over the Internet or by fax must be received by 11:59 p.m., Eastern Time, on August 21, 2025. If voting by mail, the duly completed and signed form of this proxy card must be received before the time and date of the EGM, or any adjournment of the EGM, to be valid. Completion and return of the proxy card will not prevent you from attending and voting in person at the EGM. Please date this proxy card and sign exactly as your name or names appear on this Proxy. If Shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person If the member or each member is an individual, sign immediately below. Signature of shareholder Signature of joint-shareholder, if any Or If the member is a company, complete the following: Executed by [Name of member] acting through an authorized signatory Signature of authorized signatory Print name Title